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PRESS RELEASE


            NABORS ANNOUNCES EXPIRATION AND RESULTS OF EXCHANGE OFFER

         ST. MICHAEL, BARBADOS, December 13, 2004 --Nabors Industries Ltd. (AMEX: NBR) ("Nabors") announced today the expiration and results of the offer by Nabors and its wholly owned subsidiary, Nabors Industries, Inc. ("NII"), to exchange new Series B Zero Coupon Senior Exchangeable Notes issued by NII and guaranteed by Nabors (the "New Notes") for the outstanding Zero Coupon Senior Exchangeable Notes Due 2023 issued by NII and guaranteed by Nabors (the "Old Notes").

         The exchange offer expired at midnight, New York City time, on December 10, 2004. As of such time, at least $686.393 million aggregate principal amount of Old Notes representing 98 percent of the outstanding principal amount of Old Notes had been tendered for exchange. Nabors and NII have accepted all validly tendered Old Notes and, in exchange, will issue a like principal amount of the New Notes subject to the compliance by tendering holders with the terms of the exchange offer. Neither Nabors nor NII will receive any proceeds from the issuance of the New Notes. The New Notes will be issued promptly to holders who properly tendered Old Notes in accordance with the terms of the exchange offer. As previously disclosed, Nabors made the exchange offer to mitigate the dilutive effect that a proposed accounting pronouncement would have had relating to the calculation of diluted earnings per share. As a result of the consummation of the exchange offer, such proposed accounting pronouncement, if adopted, will have a negligible effect on the Nabors' diluted earnings per share.

         UBS Securities LLC acted as Nabors' exclusive financial advisor in connection with the exchange offer. Georgeson Shareholder Communications, Inc. served as the Information Agent and J.P. Morgan Trust Company, National Association served as the Exchange Agent for the exchange offer.

         This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell the Old Notes, the New Notes or Nabors common shares. The offer was made only by means of the Offering Circular, as amended by Amendments No. 1, No. 2 and No. 3 to Schedule TO, and the related Letter of Transmittal which was sent to holders of Old Notes and was filed with the Securities and Exchange Commission as a part of Nabors' and NII's Tender Offer Statement on Schedule TO. The Tender Offer Statement, and amendments thereto, are available for no charge at the Securities and Exchange Commission's web site at www.sec.gov. The exchange offer was exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to
Section 3(a)(9) thereof. No commission or other remuneration was paid or given, directly or indirectly, by Nabors or NII for solicitation of acceptance of the exchange offer.

         Nabors is the largest land drilling contractor in the world, with almost 600 land drilling rigs. Nabors conducts oil, gas and geothermal land drilling operations in the U.S. lower 48 states, Alaska and Canada, and elsewhere, primarily in South and Central America, the Middle East and Africa. Nabors is also one of the largest land well-servicing and workover contractors in the United States and Canada. Nabors owns approximately 700 land workover and well-servicing rigs in certain other markets, including 210 rigs in Canada. Nabors also is a leading provider of offshore platform workover and drilling rigs. Nabors markets 44 platform, 19 jackup and three barge rigs in the Gulf of Mexico and other markets. These rigs provide well-servicing, workover and drilling services. To further supplement its primary business, Nabors offers a number of ancillary well-site services, including oilfield management, engineering, transportation, construction, maintenance, well logging and other support services, in selected domestic and international markets.

         The information above includes forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. Such forward-looking statements are subject to certain risks and uncertainties, as disclosed by Nabors from time to time in its filings with the Securities and Exchange Commission. As a result of these factors, Nabors' actual results may differ materially from those indicated or implied by such forward-looking statements.

         For further information, please contact Dennis A. Smith, Director of Corporate Development of Nabors Corporate Services, Inc. at (281) 775-8038. To request Investor Materials, call our corporate headquarters in St. Michael, Barbados at (246) 421-9471 or via email at dan.mclachlin@nabors.com.